Exhibit 99.1

Richmont Mines Inc. (the “Corporation”)
Annual and Special General Meeting of Shareholders
May 8, 2014

Report on Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

In accordance with s. 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes conducted at the annual and special general meeting of the shareholders of the Corporation held on May 8, 2014 (the “Meeting”).

Election of Directors

Each of the six (6) director nominees proposed by Management were elected as directors of the Corporation pursuant to a vote conducted by show of hands to hold office until the next annual meeting of shareholders or until the election of their successors. Proxies were received as follows:

Name	Number of Voted Shares	For	For%	Withhold	Withhold%
H. Greg Chamandy	22,531,761	13,709,806	98.06%	270,636	1.94%
Paul Carmel	22,531,761	13,779,789	98.56%	200,653	1.44%
René Marion	22,531,761	13,732,924	98.23%	247,518	1.77%
James Gill	22,531,761	13,692,624	97.94%	287,818	2.06%
Elaine Ellingham	22,531,761	13,705,354	98.03%	275,088	1.97%
Michael Pesner	22,531,761	13,598,503	97.27%	381,939	2.73%

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Corporation pursuant to a vote conducted by show of hands to hold office until the close of the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received as follows:

Number of voted shares: 22,531,761
For: 21,886,782 shares, representing 97.14%
Withheld from the vote: 644,979 shares, representing 2.86%

Shareholders Rights Plan

The resolution for the renewal of the amended and restated shareholder rights plan was approved for a three year period. Proxies were received as follows:

Number of voted shares: 22,531,761
For: 13,013,572 shares, representing 93.08%
Against: 966,870 shares, representing 6.92%

June 26, 2014

Richmont Mines Inc.

(s) Mélissa Tardif
Mélissa Tardif
Lawyer and Corporate Secretary